Exhibit 99.3

CANCER GENETICS AND NOVELLUSDx SIGN DEFINITIVE AGREEMENT TO MERGE

Transaction to Create a Leader in Precision Oncology

Rutherford, NJ and Jerusalem, Israel – September 18, 2018 – Cancer Genetics, Inc. (Nasdaq: CGIX), a leader in enabling precision medicine for immuno-oncology and genomic medicine through molecular markers and diagnostics, and NovellusDx, Ltd., a leader in functional genomics, today announced the signing of a definitive agreement under which NovellusDx will merge with a newly formed Israeli subsidiary of Cancer Genetics and shareholders of NovellusDx will receive stock equal to approximately 49% of the equity of Cancer Genetics on a fully diluted basis (with certain adjustments). Cancer Genetics will be the surviving entity and expects to remain listed on the Nasdaq Stock Market.

This transaction will combine Cancer Genetics’ scale, expansive test portfolio and broad data set related to tumor biology, cultivated over more than a decade, with NovellusDx’s proprietary technology and machine learning capabilities to form a leading, oncology-focused precision medicine company. The aim of the combined Company is to accelerate and enhance therapeutic development, effectively matching patients to targeted therapies to improve treatment success rates for biopharma companies.

John A. Roberts, Chief Executive Officer of Cancer Genetics commented, “This is truly an exciting day for CGI and its shareholders. We believe that the combination of Cancer Genetics and NovellusDx will result in an organization that is uniquely positioned within the oncology ecosystem. The combined Company has an opportunity to become an essential partner for biopharma companies to support their efforts to develop better, more targeted therapeutics and improve patient outcomes in cancer treatment. Over the last several months, we have made significant progress in positioning Cancer Genetics as a value-added partner with biopharma companies. We are confident that this transaction significantly strengthens our value proposition for both existing and potential biopharma partners. We look forward to planning, with the NovellusDx team, the integration of our respective strategic plans to bring innovative product and service offerings as we advance toward closing.”

Mr. Roberts will become CEO of the combined Company. Dr. Charles Woler, MD, PhD, currently Chairman of the Board of NovellusDx, will serve as Chairman of the Board of the combined Company. Dr. Woler has spent the last 30 years in the healthcare industry, in large multinational pharmaceutical companies, SMEs and also in smaller, earlier stage biotech companies. His positions have included CEO of Roche France, CEO of SmithKline Beecham’s European pharmaceutical business (London), CEO of Cadus Pharmaceuticals (US), CEO of Neuro3d & Endotis Pharma (France), and recently Biomnis (France). He holds non-executive chairman and directorship positions in companies in Europe, the United States and Israel.

The Boards of Directors of both companies have approved the proposed merger, which is expected to close in the first quarter of 2019, subject to the approval of Cancer Genetics’ and NovellusDx’s shareholders, tax regulatory approvals, financing, and other customary closing conditions. Existing NovellusDx shareholders, including OrbiMed Israel Partners II, L.P., Pontifax (Israel) IV LP, Helsinn Investment Fund SA, SICAR, and Windham Venture Partners have indicated that they will invest $10 million in additional equity as part of a concurrent PIPE financing, which is expected to close immediately following and in connection with the closing of the merger. NovellusDx will also be providing up to a $2.3 million bridge loan to Cancer Genetics in conjunction with the signing of the definitive merger agreements.

Haim Gil-Ad, Co-founder and Chief Executive Officer of NovellusDx added, “We are pleased to enter into this merger agreement with Cancer Genetics and excited by what the future holds for the combined Company and our shareholders. This merger will result in a company offering advanced science and cutting-edge technology to empower oncologists and the biopharma industry to make optimal treatment decisions and develop new therapies to benefit patients in need. We believe that the combined Company will have a level of capability and expertise unmatched in the oncology arena and will be well-positioned to compete, particularly in the fast-growing immuno-oncology segment.”

Raymond James is serving as exclusive financial advisor to Cancer Genetics and rendered a fairness opinion in connection with the merger. Chardan is serving as exclusive financial advisor to NovellusDx.

ABOUT CANCER GENETICS

Cancer Genetics, Inc. is a leader in enabling precision medicine in oncology from bench to bedside through the use of oncology biomarkers and molecular testing. CGI is developing a global footprint with locations in the US, Australia, Europe and China. We have established strong clinical research collaborations with major cancer centers such as Memorial Sloan Kettering, The Cleveland Clinic, Mayo Clinic, Keck School of Medicine at USC and the National Cancer Institute.

The company offers a comprehensive range of laboratory services that provide critical genomic and biomarker information. Its state-of-the-art reference labs are CLIA-certified and CAP-accredited in the US and have licensure from several states including New York State.

For more information, please visit or follow CGI at:

Internet: www.cancergenetics.com

Twitter: @Cancer_Genetics

Facebook: www.facebook.com/CancerGenetics

ABOUT NOVELLUSDX

NovellusDx’s mission is to provide functional information about mutations and their responses to drugs so that oncologists can treat patients with precision therapies and bio-pharmaceutical companies can develop drugs more effectively. The NovellusDx approach is to monitor the functional effects of mutations and observe the effects of drugs, drug combinations and drug candidates on the activity level caused by the mutations. NovellusDx’s headquarters and research and development operations are based in Jerusalem, Israel.

To learn more about NovellusDx please visit www.novellusdx.com

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may address, among other things, expected financial and operational results and the related assumptions underlying expected results, as well as expectations regarding consummation of the transaction between Cancer Genetics and NovellusDx, as described in this press release. These forward-looking statements are distinguished by use of words such as “will,” “would,” “anticipate,” “expect,” “believe,” “designed,” “plan,” or “intend,” the negative of these terms, and similar references to future periods. These views involve risks and uncertainties that are difficult to predict and, accordingly, actual results may differ materially from the results discussed in forward-looking statements. The forward-looking statements contained herein speak only as of the date of this press release. Factors or events that cannot be predicted, including those described in the risk factors contained in Cancer Genetics’ filings with the Securities and Exchange Commission, may cause actual results to differ from those expressed in forward-looking statements. Although Cancer Genetics believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved and it undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events, or otherwise, except as required by applicable law.